SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 5)(1)


                        HARRINGTON FINANCIAL GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, $.125 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   413801 10 1
                                 (CUSIP Number)

                               DOUGLAS T. BREEDEN
                                100 EUROPA DRIVE
                        CHAPEL HILL, NORTH CAROLINA 27514
                                 (917) 967-7221
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                DECEMBER 21, 2001
               (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 413801 10 1                 13D             Page 2 of 6 Pages
-----------------------------                        ---------------------------
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1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Douglas T. Breeden
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
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3             SEC USE ONLY

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4             SOURCE OF FUNDS
              Not applicable
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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                        7           SOLE VOTING POWER
   NUMBER OF                        1,227,611 shares
     SHARES             ----------- --------------------------------------------
  BENEFICIALLY          8           SHARED VOTING POWER
    OWNED BY                        15,400 shares
      EACH              ----------- --------------------------------------------
    REPORTING           9           SOLE DISPOSITIVE POWER
     PERSON                         1,227,611 shares
      WITH              ----------- --------------------------------------------
                        10          SHARED DISPOSITIVE POWER
                                    15,400 shares
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,243,011 shares
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     |_|
              (11) EXCLUDES CERTAIN SHARES

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              39.6%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
------------- ------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

         The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.125 par value per share ("Common Stock"), of Harrington Financial Group, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 722 East Main, Richmond, Indiana 47375.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) Douglas T. Breeden ("Reporting Person").

         (b) The Reporting Person's business address is 100 Europa Drive, Chapel Hill, North Carolina 27514.

         (c) The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person is also Chairman of the Board of Smith Breeden Associates, Inc. ("Smith Breeden"). Smith Breeden renders investment advice and asset and liability management services to financial institutions, corporate and government pension plans, foundations and government agencies.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable

ITEM 4.   PURPOSE OF TRANSACTION.

         The Reporting Person sold 310,000 shares of Common Stock in a privately negotiated transaction on December 21, 2001 at $12.20 per share, or an aggregate consideration of $3,782,000. If the Issuer consummates its proposed merger with Hasten Bancshares by January 31, 2002, the purchaser has agreed to pay an additional $0.05 per share, or an aggregate additional consideration of $15,500. The Reporting Person has agreed to use a portion of the consideration received in this sale to capitalize Harrington Bank, FSB in Chapel Hill, North Carolina (the "Bank") to cause the Bank to be classified as "well capitalized" for regulatory capital purposes in connection with the formation of the Bank.

         Other than with respect to the proposed acquisition of the Issuer by Hasten Bancshares, the terms of which have been previously disclosed by the Issuer, the Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 1,243,011 shares of Common Stock of the Issuer, which represents approximately 39.1% of the outstanding shares of Common Stock. This number includes 21,421 shares held by Wyandotte Community Corporation and 23,000 shares held by Community First Financial Group Inc., both of which are corporations controlled by the Reporting Person. This number also includes 3,200 shares which the Reporting Person may acquire pursuant to the exercise of currently exercisable options.

         (b) The Reporting Person has sole voting and dispositive power with respect to 1,227,611 shares of Common Stock (which includes 3,200 shares subject to currently exercisable options). The Reporting Person may be deemed to have shared voting and dispositive power with respect to 11,400 shares of Common Stock held by his wife and 4,000 shares held by his wife as custodian for their children.

         (c) The Reporting Person sold 310,000 shares of Common Stock in a privately negotiated transaction on December 21, 2001 at $12.20 per share, or an aggregate consideration of $3,782,000. The Reporting Person also sold 10,000 shares of Common Stock to the Issuer in a privately negotiated transaction on December 31, 2001 at $12.25 per share, or an aggregate consideration of $122,500. The Reporting Person also gifted 5,000 shares of Common Stock on November 16, 2001 to an unrelated third party.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than the bank loans and pledges of securities described in Item 3 above. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. The Reporting Person is also Chairman of the Board and Chief Executive Officer of Smith Breeden, which provides financial and investment advice to the Issuer and Harrington Bank, FSB, a wholly-owned subsidiary of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  January 10, 2001
                                            /S/ Douglas T. Breeden
                                            --------------------------------
                                            Douglas T. Breeden